FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Gammon Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

May 16, 2011

Item 3	News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on May 16, 2011.

Item 4	Summary of Material Change

Gammon Gold Announces Corporate Name Change to AuRico Gold .

Item 5	Full Description of Material Change

Gammon Gold Inc. announced today that it intends to change its corporate name to AuRico Gold (pronounced oh-REE-koh). The name change is subject to shareholder approval at the Company’s Annual and Special Meeting of Shareholders scheduled for June 9, 2011 and is expected to be effective on, or about, June 13, 2011.

The Company’s Toronto Stock Exchange and its New York Stock Exchange ticker symbol will change to “AUQ” to reflect the new name, representing gold equivalent. The Company will also launch a new website, www.auricogold.com and a new logo.

The AuRico Gold name combines two words representative of the company: "Au," the atomic symbol for gold, and "rico," a Spanish word meaning rich. The AuRico logo features the ancient alchemy symbol for gold, which dates back over 1,000 years.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

May 16, 2011